Adverum Biotechnologies, Inc.

1035 O’Brien Drive

Menlo Park, CA 94025

August 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adverum Biotechnologies, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-219890

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Adverum Biotechnologies, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 22, 2017, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable. The Registrant hereby authorizes Adam Gottesfeld, an attorney with the Registrant’s outside counsel, Munger, Tolles & Olson LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ADVERUM BIOTECHNOLOGIES, INC.

/s/ Leone Patterson
Leone Patterson
Chief Financial Officer